CUSIP No.  435758305

1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BROWN BROTHERS HARRIMAN & CO.
13-4973745

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION


U. S. A.

5. SOLE VOTING POWER

1511136

6. SHARED VOTING POWER

285858

7. SOLE DISPOSITIVE POWER

2177924  [Includes right to acquire 56606 shares]

8. SHARED DISPOSITIVE POWER

285858

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2463780

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

[ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW [9]

32.01

12. TYPE OF REPORTING PERSON*

HC

CUSIP No.  435758305

1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BROWN BROTHERS HARRIMAN TRUST COMPANY
13-3193410

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(c) [ ]
(d) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

U. S. A.

5. SOLE VOTING POWER

1511136

6. SHARED VOTING POWER

285858

7. SOLE DISPOSITIVE POWER

2177924  [Includes right to acquire 56606 shares]

8. SHARED DISPOSITIVE POWER

285858

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2463780

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW [9]

32.01

12. TYPE OF REPORTING PERSON*

HC

CUSIP No.  435758305

1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BROWN BROTHERS HARRIMAN TRUST COMPANY OF TEXAS
75-2310600

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(e) [ ]
(f) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

U. S. A.

5. SOLE VOTING POWER

1511136

6. SHARED VOTING POWER

285858

7. SOLE DISPOSITIVE POWER

2177924  [Includes right to acquire 56606 shares]

8. SHARED DISPOSITIVE POWER

285858

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2463780

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW [9]

32.01

12. TYPE OF REPORTING PERSON*

BK


Item 1 (a). Name of Issuer:

Holly Corporation

Item 1 (b). Address of issuer's principal executive offices:

100 Crescent Court
Suite 1600
Dallas,  TX 75201-1880

Item 2 (a). Name of person filing:

Brown Brothers Harriman & Co.

Item 2(b). Address of principal business office:

59 Wall Street
New York City, NY 10005

Item 2(c). Citizenship:

U.S.A.

Item 2(d). Title of class of securities:

Common

Item 2(e). CUSIP Number:

435758305

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(b)  /__ /  Bank as defined in Section 3(a)(6) of the Act.

(g) / X / Parent holding company, in accordance with Subsection 240 13d-1(b)(ii)(G).

Item 4. Ownership:

	(a)	Amount beneficially owned:

		2, 463,780

	(b)	Percent of class:

		32.01%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

			1,511,136

(ii)	Shared power to vote or to direct the vote

			285,858

(iii)	Sole power to dispose or to direct the disposition of

			2,177,924  [Includes Right to Acquire 56,606 shares]

(iv)	Shared power to dispose or to direct the disposition
of

			285,858


Item 5. Ownership of 5 Percent or Less of a Class

N/A

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

The reported shares are held in various fiduciary accounts, and accordingly, dividends, and the proceeds of sales of such shares, are payable to other persons, including such accounts, the beneficiaries or settlors thereof or a combination of such persons. In certain instances, other persons (including beneficiaries and settlors) may be deemed to have the power to direct receipt of dividends or the proceeds of the sale of shares reported herein. To the best of the undersigned's knowledge and belief, no one other person has such an economic interest relating to more than 5% of the class of reported shares.


Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on By the Parent Holding Company

The securities being reported are beneficially owned by certain trusts of which Brown Brothers Harriman Trust Company of Texas is the Trustee
or Co-Trustee.   Brown Brothers Harriman Trust Company of Texas is a
wholly owned subsidiary of Brown Brothers Harriman Trust Company which
is a wholly owned subsidiary of Brown Brothers Harriman & Co.   A copy
of the Agreement by and between Brown Brothers Harriman & Co., Brown Brothers Harriman Trust Company, and Brown Brothers Harriman Trust Company of Texas authorizing the filing of one Schedule 13G on behalf of each company is set forth below:

AGREEMENT

The undersigned hereby agree to file jointly the attached statement or amendment on Schedule 13G and any further amendments thereto pursuant to Regulation 13G promulgated by the Securities and Exchange Commission
under the Securities Exchange Act of 1934.   Such filing shall be made
by Brown Brothers Harriman & Co. on its behalf and on behalf of the other parties hereto.


Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group
N/A

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

Disclaimer of Beneficial Ownership

The undersigned expressly declare that the filing of this Schedule 13G shall not be construed as an admission that the undersigned are, for purpose of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934,the beneficial owners of any securities covered by this Schedule 13G.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 07, 2001
BROWN BROTHERS HARRIMAN & CO.
By:   Richard Stork
      Senior Vice President

BROWN BROTHERS HARRIMAN TRUST COMPANY
By:	Mary Brandimarte
	Senior Vice president

BROWN BROTHERS HARRIMAN TRUST COMPANY OF TEXAS
By:	Daniel Florence
	Executive Vice President